UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12697

BPZ Resources, Inc.

(Exact name of registrant as specified in its charter)

10497 Town and Country Way, Suite 700 Houston, Texas 77024 (713) 239-1154

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share – 1 holder (1)

_____________

(1) On November 12, 2015, the United States Bankruptcy Court for the Southern District of Texas Victoria Division entered an order confirming BPZ Resources, Inc.’s Second Amended Plan of Liquidation, dated October 1, 2015 (the “Plan”). On December 31, 2015 the Plan became effective. All previously issued equity securities of BPZ Resources, Inc., including the securities listed in this Form 15, were cancelled and terminated, and one share of common stock, no par value, was issued to the Liquidating Trustee under the Plan for the purpose of maintaining BPZ Resources, Inc.’s corporate existence pending dissolution.

Pursuant to the requirements of the Securities Exchange Act of 1934, BPZ Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 31, 2015	By:	/s/ J. Durkin Ledgard
		Name:	J. Durkin Ledgard
		Title:	Chief Legal, Administrative and Commercial Officer